Exhibit 99.1

Repsol Oil & Gas Canada Inc. Calgary, Alberta, Canada Tel.: 403-237-1234 www.repsol.energy/en Infocanada@repsol.com

Calgary, May 12, 2017

Repsol Oil & Gas Canada Inc. Files Financial Statements

CALGARY, Alberta, May 12, 2017 — Repsol Oil & Gas Canada Inc. (the “Company”) has filed its interim financial statements and related management’s discussion and analysis for the first quarter of 2017.

The Company has also filed restated financial statements and related management’s discussion and analysis for the year ended December 31, 2016 to adjust the accounting for a transaction with an affiliate in the Repsol Group.  This transaction involved the sale by one of the Company’s subsidiaries of a non-controlling interest in another subsidiary to an affiliate of the Company which occurred in late 2016. The accounting adjustments resulted in a reduction in the Company’s net loss for the year ended December 31, 2016 by $228 million. The adjustments do not impact the Company’s reported cash flows. The restatement is solely as a result of a review of the particular transaction and the changes needed to properly account for it.

The Company´s above-mentioned restatement does not have any impact on the consolidated financial disclosures of Repsol, S.A.

About Repsol Oil & Gas Canada Inc.

Repsol Oil & Gas Canada Inc. is an upstream oil and gas company incorporated in Canada and is a wholly-owned subsidiary of the Spanish integrated energy company Repsol, S.A.

For media and general inquiries, please contact:

Mila Vior

External Affairs and Communications, North America

Phone: 403-922-0679

Email: Infocanada@repsol.com